Exhibit 99.1

Wix Acquires DeviantArt, Pairing Wix Capabilities with Global Creative Community

Acquisition Boosts Product, Brand and Traffic Opportunities

DeviantArt will Retain Its Strong Brand and Continue to Foster Its Community

NEW YORK, February 23, 2017 – Wix.com Ltd. (Nasdaq: WIX) has announced that it has acquired DeviantArt, one of the world’s largest online communities dedicated to artists, art enthusiasts and designers. The acquisition represents inherent opportunities in key growth areas for Wix including product development, brand recognition and increased traffic potential.

Wix will provide DeviantArt users easy access to powerful tools specifically designed to help emerging artists create and showcase their creativity online and build their brands. At the same time, Wix creatives and designers will have access to DeviantArt’s thriving community of tens of millions of visual artists.

DeviantArt is consistently one of the most visited websites worldwide and has grown organically for over a decade with virtually no investment in marketing or advertising. Currently, the community boasts over 325 million individual pieces of original art and more than 40 million registered members.

Wix and DeviantArt share a vision to provide designers and artists of all types a platform on which they can create, manage and showcase their work online, grow their audience and build their own global brands. Wix will provide technology and marketing expertise to the DeviantArt universe enabling its users to further their reach and increase engagement, both online and on mobile.

“Over its 16-year history, DeviantArt has built an impressive online community that is incredibly loyal, highly engaged and regularly produces stunning art and design,” said Avishai Abrahami, Co-founder and CEO of Wix. “The DeviantArt community is talented and robust and hungry for additional product expertise. We understand their passion, share their creative vision and are excited to offer the power of the Wix platform to their millions of artists.”

DeviantArt’s focus on developing and fostering online collaboration and communities will provide Wix users a platform to engage with creative designers and artists across multiple mediums. Together the companies will strive to create an innovative gallery for artists globally, mixing world class creative with unmatched opportunities for design, display and distribution.

“We founded DeviantArt to enable the creative spirit in everyone, creating a platform dedicated to the vision and talent of the community which could be shared with the world,” said Angelo Sotira, Co-founder and CEO of DeviantArt. “This combined effort with Wix creates new opportunities for innovation never before seen on the Internet and an amazing super-charged offering to our community members. We look forward to being part of the Wix team, and we are humbled by the respect and love they have shown to our community.”

As part of this acquisition, Angelo Sotira, Co-founder and CEO of DeviantArt, will join the Wix management team. DeviantArt will continue to foster its community from its headquarters in Los Angeles, and all of its employees will join Wix.

About the Acquisition

Through this transaction, Wix has acquired 100 percent of DeviantArt’s capital stock in exchange for approximately $36 million in cash, including approximately $3 million of assumed liabilities. As of December 31, 2016, Wix had $172 million in cash on its balance sheet. The transaction closed on February 22, 2017, and will be recorded in Wix’s first quarter 2017 financial statements.

Financial Outlook

Upon this acquisition, Wix intends to invest in growing and enhancing the DeviantArt community and platform, including its user experience on desktop and mobile products and the DeviantArt mobile app.

Wix also intends to invest in the integration of the platforms in order to create incremental value for its users. These investments will include the addition of headcount in R&D and sales and marketing throughout the year. DeviantArt’s existing business will continue to operate and gain the benefit of this additional investment from Wix, adding more value over time.

As a result of this transaction, Wix is making the following adjustments to its previous outlook for the full year 2017:

●	Increasing its revenue outlook by approximately $8 million to $417 - $419 million

●	Increasing its collections outlook by approximately $9 million to $461 - $467 million

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Investments in the platform are expected to decrease FY17 free cash flow outlook by approximately $8 million to $63 - $64 million. This estimate reflects further investment in R&D and marketing, integration costs, employee retention bonus payments and other transaction related expenses

Wix maintains its outlook for the first quarter 2017 as the transaction’s impact will not be material during this quarter. Wix will provide further detail on the transaction’s impact when it reports its first quarter 2017 results.

About Wix.com

Wix.com is a leading cloud-based web development platform with more than 100 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, San Francisco, New York, Miami, Berlin, Vilnius and Dnepropetrovsk.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+.

Download: Wix App for free in Google Play and in the App Store.

About DeviantArt

DeviantArt was created to entertain, inspire, and empower the artist and art lover in all of us. Founded in August 2000, DeviantArt is home to over 40 million registered members worldwide and features an extensive platform used to exhibit, promote, and discover works and other members within a peer community. As the largest aggregator of creative talent on the Internet, fueled by tens of thousands of daily submissions and reaching over 45 million monthly unique visitors, DeviantArt is one of the world’s largest websites enabling participation in the arts at a scale never imagined in the traditional art world.

Visit us: on our blog, Facebook, Twitter, Instagram, and Google+.

Download: The DeviantArt Mobile App for free in Google Play and in the App Store.

Non-GAAP Financial Measures

Collections and free cash flow (collectively the "non-GAAP financial measures") are non-GAAP financial measures. Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures.  The Company has not reconciled its guidance as to free cash flow to net cash provided by (used in) operating activities because it does not provide guidance for net cash provided by (used in) operating activities. As items that impact net cash provided by (used in) operating activities are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to net cash provided by (used in) operating activities is not available without unreasonable effort.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Forward-Looking Statement

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to realize the anticipated benefits of the acquisition of DeviantArt; our ability to successfully integrate and operate DeviantArt; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Investor Relations:
Ryan Gee
Wix.com
ir@wix.com
415-223-2610

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539